MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2016 and 2015

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of August 11, 2016 and relates to the financial condition and results of operations for the three and six months ended June 30, 2016 and 2015. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and six months ended June 30, 2016 and 2015 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2015 and 2014 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended June 30, 2016 and 2015 are also referred to as “Q2 2016” and “Q2 2015”, respectively. The six months ended June 30, 2016 and 2015 are also referred to as “YTD 2016” and “YTD 2015”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cash cost per gold ounce on a by-product basis, adjusted earnings and total comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q2 2016 HIGHLIGHTS

Financial performance

-

Metal revenues were $33.1 million, compared to $27.8 million during Q2 2015. This represents a 19.0% increase from the prior year. The primary factor for the increase was an increase in gold ounces sold of 26,474 ounces during Q2 2016 from 22,869 ounces during Q2 2015. This represents a 15.8% increase from the prior year. The average London PM Fix price was $1,260 per gold ounce, compared to $1,192 per gold ounce during Q2 2015. This represents a 5.6% increase over the prior year and further contributed to the increase in metal revenues over Q2 2015.

-

Earnings from operations was $8.7 million, compared to a loss of $1.9 million during Q2 2015. The difference was primarily due to an increase in metal revenues of $5.3 million, a reduction in cost of sales of $4.3 million and a decrease in corporate and administrative expenses of $1.0 million.

-	Earnings and total comprehensive income were $6.4 million or $0.02 per share, compared to $0.6 million or $0.00 per share during Q2 2015.

-

Cash provided by operating activities was $11.5 million or $0.04 per share, compared to $4.6 million or $0.02 per share during Q2 2015. This represents a 149% and 100% increase, respectively, from the prior period.

-

Cash and cash equivalents at June 30, 2016 were $12.4 million. During Q2 2016, the Company received $6.75 million in deposits from the sale of the Caballo Blanco Property (“Caballo Blanco”). The Company paid $10.2 million and $1.5 million to settle the loan facility and debenture, respectively. The Company invested $0.2 million on expansion programs, $0.2 million on exploration and evaluation projects, and $3.0 million on the Ana Paula gold project (“Ana Paula”). Also, the Company received $5.0 million of its VAT receivable in cash during Q2 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents at June 30, 2015 were $21.6 million after investing $1.0 million on exploration, $0.1 million on sustaining capital, $2.0 million on expansion programs, and $5.5 million on deferred stripping. Also, the Company received $7.5 million of its VAT receivable in cash during Q2 2015.

Operating performance

-

The Company produced and sold, 25,863 and 26,474 ounces of gold, respectively, compared to 22,869 and 22,869 ounces of gold, respectively, during Q2 2015. The change from the prior year was due to an increase in average processing grade of 0.60 g/t Au, compared to 0.53 g/t Au in Q2 2015.

-

The Company’s cash cost per ounce on a by-product basis was $681 (all-in sustaining cash cost per ounce on a by- product basis - $761), compared to $968 (all-in sustaining cash cost per ounce on a by-product basis - $1,134) during Q2 2015. This decrease in cash costs over the prior year is primarily driven by a decreased strip ratio and by an increase in produced ounces during Q2 2016.

Key developments

-

On May 11, 2016, the Company entered into a definitive agreement with Candelaria Mining Corp. (“Candelaria”) to sell the Caballo Blanco Property. Total consideration to be paid was $12.5 million in cash and the assumption of the $5.0 million (present value - $4.6 million) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value at June 30, 2016 of $17.1 million. The transaction closed on July 20, 2016 (“closing date”).

As at June 30, 2016, the Company received $7.0 million from Candelaria in up-front execution payments. Subsequent to June 30, 2016, the Company received an additional $2.25 million.

Remaining cash payments are to be received as follows:

-	$0.75 million following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner; and,
-	$2.5 million at the earlier occurrence of Candelaria receiving permits or one year following the closing date.

The cash proceeds received prior to the period end were used to settle secured debt.

-

On June 14, 2016, the Company repaid the $10.2 million loan facility, including the bonus and accrued interest. Sprott Resource Lending Partnership and Goldcorp optioned to receive $0.2 million and $0.1 million cash bonuses, respectively, with Goldcorp additionally receiving 550,000 common shares, valued at $0.1 million, of the Company in lieu of their portion of the cash bonus. With repayment of the secured loan facility complete, the lenders released the Company of its pledge on the Company’s assets and all other obligations per the re-financed loan facility agreement dated January 26, 2016.

-	On June 29, 2016, the Company settled the C$2.0 million ($1.5 million) debenture and all remaining common share interest payments were settled.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 20,000 hectares of exploration claims in and around the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Company also holds 100% of the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt. The Guerrero Gold Belt is host to various significant gold discoveries and operations with current gold resources in excess of 25 million ounces. The project is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco which has an international airport.

The Company is progressing the Ana Paula gold project through to a feasibility study anticipated to be completed during fiscal 2017. The development of Ana Paula is a primary focus of the Company pending financial outcomes in fiscal 2016.

In planning for the Company’s future, management looks to create shareholder value through de-risking and development of the attractive Ana Paula gold project, adherence to strict cost controls, prudent management of the balance sheet, and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its most recent Annual Information Form (“AIF”) dated March 30, 2016, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

Current guidance for the San Francisco Mine is to produce between 90,000 and 100,000 gold ounces for fiscal 2016 (previously between 75,000 and 85,000 gold ounces) at a cash cost of $750 to $800 per gold ounce (previously $750 to $850 per gold ounce).

Due to the higher sustained gold price, the Company will be continuing operations at the San Francisco Mine beyond fiscal 2016. The company is in the final stages of engineering work to determine the optimum mine plan which is expected to be released before the end of August 2016.

Ana Paula

Ana Paula is a cornerstone asset for the Company. Since acquiring Ana Paula in May 2015, work continues to advance the project towards a feasibility study level, which includes the following:
-	Acquisition of processing plant and infrastructure;
-	Completed a 2,000 meter drill program that provides metallurgical test work samples;
-	Updating the current resource;
-	Optimizing the mine plan;
-	Optimizing process flowsheets; and,
-	Initial work in support of the permitting process.

During Q4 2015, Timmins acquired a processing plant and infrastructure (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began.

The acquisition of the Plant for future use at Ana Paula may result in capital savings of approximately $40.0 million and will allow for the project schedule to be shortened. The Plant matches well with the envisioned flowsheet (process, throughput, etc.) for Ana Paula.

Fiscal 2016 spending on the Ana Paula gold project is budgeted for $6.0 million, the majority of which is related to the El Sauzal mill disassembly and relocation. The Company has prefunded $2.3 million of this spend with the cash received in connection with the C$6.0 million ($4.6 million) private placement with Goldcorp during Q4 2015. Additionally, the final payment to Goldcorp of C$4.0 million ($3.1 million) is due in November 2016. At June 30, 2016, disassembly and removal of the El Sauzal mill was fully completed.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

During Q1 2016, an updated PEA (dated March 23, 2016), which replaced the original October 2014 version, was completed to incorporate the Company’s acquisition of the El Sauzal Plant into the capital estimates. Additional updates were made to the operating costs to reflect changes in gold price, foreign exchange rates, and major consumables prices, as published in the AIF. As the financial condition of the Company improves and funding is approved for capital projects the Company will proceed with preconstruction activities including the feasibility study, environmental baseline studies, permitting and land purchase.

Caballo Blanco

On July 20, 2016, the Caballo Blanco Property was sold to Candelaria Mining Corp.

REVIEW OF FINANCIAL RESULTS
		Three months ended June 30,				Six months ended June 30,
		2016		2015		2016		2015
Gold sold (oz)		26,474		22,869		51,141		47,024
Silver sold (oz)		14,884		13,041		29,555		28,350
Average realized gold price (per oz)		$1,232		$1,216		$1,197		$1,218
Average London PM fix gold price (per oz)		$1,260		$1,192		$1,221		$1,205
Metal revenues		$33,075		$27,805		$61,684		$57,297
Earnings (loss) from operations		$8,704		$(1,860)		$506		$(2,082)
Earnings (loss) and total comprehensive income (loss)		$6,395		$629		$(3,938)		$(81)
Earnings (loss) per share
-Basic		$0.02		$0.00		$(0.01)		$(0.00)
-Diluted		$0.02		$0.00		$(0.01)		$(0.00)
Cash provided by operating activities		$11,485		$4,608		$14,245		$12,108
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Q2 2016 Results

Earnings for the Company increased to $6.4 million, compared to $0.6 million for Q2 2015 as a result of the following factors:

Metal revenues

The Company sold 26,474 gold ounces at an average realized gold price of $1,232 per ounce, compared to sales of 22,869 gold ounces at an average realized gold price of $1,216 per ounce during Q2 2015. This represents an increase of 15.8% in gold ounces sold and an increase of 1.4% in realized gold price over Q2 2015, resulting in metal revenues from mining operations of $33.1 million, compared to $27.8 million during Q2 2015. Metal revenues were impacted by the short term pricing program implemented during January 2016. This program included pricing of approximately 23.4% of the Company's production at a weighted average maximum sales price of $1,102 per ounce in Q2 2016. At June 30, 2016, all ounces that were subject to this pricing program have been delivered; additional pricing programs have not been implemented.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $18.3 million, compared to $22.4 million during Q2 2015.

During the prior year, $10.9 million costs of contract mining were deferred as capitalized stripping as they related to waste removal. As a result of the change in mine life to the end of fiscal 2016, the Company no longer defers waste removal costs. As a result, total mining costs for the current period were $10.0 million, compared to total mining costs, including waste removal, of $24.0 million during Q2 2015. This reduction is primarily due to a 39.8% reduction in total tonnes mined as well as a reduction in diesel and explosive costs.

Ore processing costs decreased over the prior year period due to significant labour reductions as well as savings resulting from the demobilization of the portable crushers.

Change in inventories decreased cost of goods sold by $0.1 million, compared to $1.7 million in Q2 2015. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. In Q2 2016, more recoverable gold ounces were deposited than recovered.

Depletion and depreciation costs form a component of cost of sales and were $4.0 million, compared to $4.2 million during Q2 2015. These costs are also impacted by the required accounting adjustment to reflect the timing differences as noted with the change in inventories.

Impairment of exploration and evaluation asset

The impairment of the exploration and evaluation asset is discussed in the YTD 2016 Results section below.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.1 million, compared to $3.1 million during Q2 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries decreased to $0.7 million from $1.0 million during Q2 2015. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million, compared to $0.6 million during Q2 2015. Share-based payments decreased due to expiry of share options during Q2 2016.

Finance expense

Finance expense was $1.7 million, compared to $0.4 million in Q2 2015. The majority of this increase is due to a non-cash revaluation loss of $1.0 million on the warrant liability. The warrant liability will be settled with common shares of the Company, and is fair valued using the period end share price per the TSX. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liability at June 30, 2016 compared to March 31, 2016. Accretion expense on the loan facility was $0.4 million, compared to $0.1 million in Q2 2015, as a result of transaction costs for the loan extension that was re-financed in January 2016.

Income taxes

Income tax expense was $0.5 million, compared to an income tax recovery of $2.4 million during Q2 2015. The current tax recovery decreased to $0.2 million from a recovery of $0.8 million during Q2 2015. Deferred tax expense was $0.7 million, compared to a deferred tax recovery of $1.5 million during Q2 2015. This difference is due to unwinding the deferred tax liability as the mine site is expected to operate to the end of 2016, after which, there will no longer be temporary differences generating a deferred tax liability. The amount is offset with the withholding tax expenses which require payment in future periods.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

YTD 2016 Results

Loss for the Company was $3.9 million for YTD 2016, compared to $0.1 million for YTD 2015 as a result of the following factors:

Metal revenues

The Company sold 51,141 gold ounces at an average realized gold price of $1,197 per ounce, compared to sales of 47,024 gold ounces at an average realized gold price of $1,218 per ounce during YTD 2015. This represents an increase of 8.8% in gold ounces sold and a decrease of 1.8% in realized gold price over YTD 2015, resulting in metal revenues from mining operations of $61.7 million, compared to $57.3 million during YTD 2015. Metal revenues were impacted by the short term pricing program implemented during January 2016. This program included pricing of approximately 31.7% of the Company’s production at a weighted average maximum sales price of $1,090 per ounce during YTD 2016. At June 30, 2016, all ounces that were subject to this pricing program have been delivered; additional pricing programs have not been implemented.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $37.3 million, compared to $45.0 million during YTD 2015. This decrease is substantially attributed to a decreased amount of ore mined during YTD 2016, offset by a higher average mined grade of 0.61 g/t Au, compared to 0.56 g/t Au during YTD 2015.

Depreciation and depletion expense included in cost of sales were $7.3 million, compared to $8.4 million during YTD 2015.

Impairment of exploration and evaluation asset

On May 11, 2016, the Company entered into a definitive agreement to sell Caballo Blanco for a total cash consideration of $12.5 million, and the assumption of the $5.0 million (present value - $4.6 million) contingent payment to Goldgroup Mining Inc. This equates to a total fair value to be paid of $17.1 million. An impairment charge of $12.7 million reduced the asset’s carrying value of $29.9 million to the fair value of $17.1 million.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.9 million, compared to $6.0 million during YTD 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries decreased to $1.3 million, compared to $2.2 million during YTD 2015 due to reductions in personnel. Consulting and professional fees decreased to $1.4 million, compared to $1.6 million during YTD 2015. The significant non-cash component of these expenses includes share-based payments, which was $0.5 million, compared to $0.9 million during YTD 2015. Share-based payments decreased due to expiry of share options during YTD 2016.

Finance expense

Finance expense increased to $3.1 million, compared to $0.7 million in YTD 2015. The majority of this increase is due to a non-cash revaluation loss of $1.5 million on the warrant liability. The warrant liability will be settled with common shares of the Company, and is fair valued using the period end share price per the TSX. As the common share price increased during the quarter, the value of common shares for delivery also increased, thereby increasing the value of the liability at June 30, 2016 compared to December 31, 2015. Accretion on the loan facility was $0.7 million, compared to $0.1 million during YTD 2015 due to higher transaction costs for the loan extension that was re-financed in January 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Income taxes

Income tax expense was $0.6 million, compared to a recovery of $1.8 million during YTD 2015. The current tax expense was $nil, compared to a recovery of $0.9 million during YTD 2015 due to the expectation that available non-capital loss carry forwards will be applied against forecasted current income.

Deferred tax expense was $0.6 million, compared to a recovery of $0.9 million during YTD 2015. During YTD 2016, the deferred tax liability continued to unwind as a result of the expectation that the mine will cease operations during Q4 2016, at which time there will be no temporary differences. This is offset by withholding taxes that are expected to be paid in future periods.

The Company uses its VAT receivable to settle the monthly Mexican income tax instalments. When the VAT receivable exceeds the required income tax payable, the Company files to receive its VAT receivable in cash. The Company collected $10.8 million of the VAT receivable in cash during YTD 2016, compared to $12.3 million during YTD 2015.

REVIEW OF QUARTERLY FINANCIAL RESULTS
		Q2 2016		Q1 2016		Q4 2015		Q3 2015		Q2 2015		Q1 2015		Q4 2014		Q3 2014
Gold sold (oz)		26,474		24,667		22,785		23,387		22,869		24,155		25,007		26,671
Silver sold (oz)		14,884		14,671		13,158		10,539		13,041		15,309		16,322		18,800
Average realized gold price (per oz)		$1,232		$1,160		$1,111		$1,137		$1,216		$1,221		$1,216		$1,284
Average London PM fix gold price (per oz)		$1,260		$1,183		$1,105		$1,124		$1,192		$1,218		$1,201		$1,282
By-product cash cost (1) (per oz)		$681		$761		$1,153		$1,026		$968		$925		$930		$856
Metal revenues		$33,075		$28,609		$25,310		$26,585		$27,805		$29,492		$30,400		$34,235
Earnings (loss) from operations		$8,704		$(8,198)		$(9,453)		$(230,243)		$(1,860)		$(222)		$(1,854)		$3,914
Earnings (loss)		$6,395		$(10,333)		$(9,517)		$(180,713)		$629		$(710)		$(3,701)		$1,567
Earnings (loss) per share
-Basic		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01
-Diluted		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)		$(0.02)		$0.01
Cash provided by (used in) operating activities		$11,485		$2,760		$2,091		$(909)		$4,608		$7,500		$(2,726)		$4,819
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Ore processed (t)	1,939,567	2,252,591	3,943,278	4,327,379
Average ore processed grade (g/t Au)	0.60	0.53	0.61	0.53
Ore mined (dry tonnes)	1,848,675	2,118,215	3,847,996	4,204,546
Average ore mined grade (g/t Au)	0.60	0.57	0.61	0.56
Ore stockpiled (t)	-	47,446	3,966	159,652
Average ore stockpiled grade (g/t Au)	-	0.28	0.24	0.27
Waste mined (t)	3,729,153	7,151,798	8,437,814	13,149,695
Total mined (t)	5,577,828	9,270,013	12,285,809	17,354,241
Strip ratio	2.02	3.38	2.19	3.13
Total days in period	91	91	182	181
Gold deposited on pad (oz)	37,640	38,176	77,678	73,646
Average ore processed per day (t/d)	21,314	24,754	21,666	23,908
Average total mined (t/d)	61,295	101,868	67,504	95,880
Gold produced (oz)	25,863	22,869	50,983	47,024
Silver produced (oz)	14,884	13,041	29,555	28,350

The Company produced 25,863 gold ounces and 14,884 silver ounces during Q2 2016, compared to 22,869 gold ounces and 13,041 silver ounces during the same prior year period. The Company produced 50,983 gold ounces and 29,555 silver ounces during YTD 2016, compared to 47,024 gold ounces and 28,350 silver ounces during the same prior year period.

The Company mined a total of 5.6 million tonnes from the Mine during Q2 2016, compared to 9.3 million tonnes during Q2 2015. Dry tonnes of ore mined were 1.8 million during Q2 2016, compared to 2.1 million during Q2 2015. The strip ratio decreased to 2.02 during Q2 2016 from 3.38 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

The Company mined a total of 12.3 million tonnes from the Mine during YTD 2016, compared to 17.4 million tonnes during YTD 2015. Dry tonnes of ore mined were 3.8 million during YTD 2016, compared to 4.2 million during YTD 2015. The strip ratio decreased to 2.19 during YTD 2016 from 3.13 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements, there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At June 30, 2016, the Company had cash and cash equivalents on hand of $12.4 million, trade and VAT receivables of $6.6 million, and ore in process inventories of $7.5 million; however, the Company had trade payables and accrued liabilities of $21.3 million, other provisions of $1.1 million, and $0.9 million related to equipment financing resulting in positive adjusted working capital of $3.2 million. At recent metal prices, the Company anticipates that funds from operating cash flow will be sufficient to meet the Company’s working capital requirements and capital expenditures during fiscal 2016.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. In 2016, the Company placed 3,200 gold ounces under these contracts with expiry dates through to June 30, 2016 with a floor sales price of $1,110 per ounce and a weighted average maximum sales price of $1,120 per ounce. At June 30, 2016, all 3,200 options contracts were settled.

Cash flow

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Cash provided by operating activities	$11,485	$4,608	$14,245	$12,108
Cash provided by (used in) investing activities	$3,677	$(8,100)	$1,823	$(16,756)
Cash used in financing activities	$(12,396)	$(267)	$(12,936)	$(533)

Cash provided by operating activities was $11.5 million during Q2 2016, compared to $4.6 million during Q2 2015. The main causes of this change were: earnings from mining operations increased to $10.8 million during Q2 2016, compared to $1.2 million during Q2 2015; movements in trade receivables increased cash by $1.6 million during Q2 2016, compared to an increase of $7.4 million during Q2 2015; movements in inventories decreased cash by $0.2 million in Q2 2016, compared to a decrease of $0.9 million in Q2 2015; and changes in trade payables and other liabilities decreased cash by $3.5 million during Q2 2016, compared to a decrease of $4.0 million during Q2 2015.

Cash provided by operating activities was $14.2 million during YTD 2016, compared to $12.1 million during YTD 2015. The main causes of this change were: earnings from mining operations increased to $17.1 million during YTD 2016, compared to $3.9 million during YTD 2015; movements in trade receivables increased cash by $3.6 million during YTD 2016, compared to an increase of $5.7 million during YTD 2015; movements in inventories decreased cash by $2.2 million in YTD 2016, compared to an increase of $0.6 million in YTD 2015; and changes in trade payables and other liabilities decreased cash by $9.3 million during YTD 2016, compared to a decrease of $3.3 million during YTD 2015.

Cash provided by investing activities was $3.7 million during Q2 2016, compared to cash used in investing activities of $8.1 million during Q2 2015. This increase was due to cash received of $6.75 million for the sale of the Caballo Blanco Property, offset by expenditures related to Ana Paula development. Cash provided by investing activities was $1.8 million during YTD 2016, compared to cash used in investing activities of $16.8 million during YTD 2015. This increase was due to $10.9 million of deferred stripping costs being capitalized during YTD 2015.

Cash used in financing activities was $12.4 million during Q2 2016, compared to $0.3 million during Q2 2015. Cash used in financing activities was $12.9 million during YTD 2016, compared to $0.5 million during YTD 2015. The main cause for this change was the repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

At the Mine, approximately 35.0% of the operating expenditures are denominated in Mexican pesos, while approximately 65.0% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q2 2016, the Mexican peso averaged MXP 18.05 to $1.00, and the Canadian dollar averaged C$1.29 to $1.00. During Q2 2015, the Mexican peso averaged MXP 15.33 to $1.00 and the Canadian dollar averaged C$1.23 to $1.00. The effect of the difference in average exchange rates reduced costs in Q2 2016 by approximately $1.1 million. During YTD 2016, the Mexican peso averaged MXP 18.03 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During YTD 2015, the Mexican peso averaged MXP 15.12 to $1.00 and the Canadian dollar averaged C$1.24 to $1.00. The effect of the difference in average exchange rates reduced costs during YTD 2016 by approximately $2.5 million.

Capital resources

On December 31, 2015, the capital of the Company consisted of consolidated equity, loan facility, debenture, and equipment financing, net of cash and cash equivalents (including restricted cash). On June 30, 2016, the capital of the Company consists of consolidated equity and equipment financing, net of cash and cash equivalents.

	June 30,	December 31,
	2016	2015
Equity	$94,053	$96,462
Loan facility	-	10,019
Debenture	-	1,480
Equipment financing	945	1,229
	94,998	109,190
Less: Cash and cash equivalents (including restricted cash)	(12,350)	(11,499)
	$82,648	$97,691

At June 30, 2016, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have decreased to $82.6 million from $97.7 million at December 31, 2015.

On June 14, 2016, the Company settled the $10.2 million loan facility. In addition, the Company paid interest accrued up to the payment date, and a bonus of $0.3 million in cash. The remainder of the bonus was settled with a share issuance valued at $0.1 million.

On June 29, 2016, the Company settled the C$2.0 million ($1.5 million) debenture and all remaining common share interest payments were settled.

Dividends

No dividends were declared or paid during Q2 2016.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at August 11, 2016 are 319,228,602, 17,890,500 and 10,000,000, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Production costs	$18,296	$22,352	$37,289	$44,951
Divided by gold sold (oz)	26,474	22,869	51,141	47,024
Cash cost per gold ounce	691	977	729	956
Less: By-product silver credits per gold ounce (1)	(10)	(9)	(9)	(10)
Cash cost per gold ounce on a by-product basis	$681	$968	$720	$946

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and therefore are considered a by-product of the production of gold. For the three and six months ended June 30, 2016, total by-product silver credits were $0.3 million and $0.5 million, respectively (three and six months ended June 30, 2015 - $0.2 million and $0.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Production costs	$18,296	$22,352	$37,289	$44,951
Corporate and administrative expenses	2,098	3,097	3,852	6,013
Sustaining capital expenditures	-	693	-	893
Accretion for site reclamation and closure	17	8	30	21
Less: By-product silver credits	(261)	(212)	(483)	(466)
All-in sustaining cash costs	20,150	25,938	40,688	51,412
Divided by gold sold (oz)	26,474	22,869	51,141	47,024
All-in sustaining cash cost per gold ounce on a by- product basis	$761	$1,134	$796	$1,093

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of June 30, 2016. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Interim Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2016.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2015, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q2 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward- looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.